Exhibit 99.5

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The Monthly Report on Financial Transactions at June 30, 2022 will be published on September 30, 2022.

Highlights for April and May 2022

At May 31, 2022, that is, for the first 2 months of 2022-2023, the budgetary balance within the meaning of the Balanced Budget Act showed a deficit of $214 million. This represents a $426 million decrease in the budget deficit compared to the same time last year.

The result at May 31, 2022 is due to:

  revenues of $22.9 billion;

  expenditures of $22.5 billion;

  deposits of $581 million in the Generations Fund.

According to the data presented in the Pre-election Report on the State of Québec’s Finances – August 2022, a budgetary deficit of $1.7 billion is expected for the full year before use of the stabilization reserve (see Appendix 1).

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	April and May
	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	16 621	18 351	1 730	10.4
Federal transfers	4 497	4 539	42	0.9
Total revenue	21 118	22 890	1 772	8.4
Portfolio expenditures(2)	–19 848	–20 823	–975	4.9
Debt service	–1 467	–1 700	–233	15.9
Total expenditure	–21 315	–22 523	–1 208	5.7
SURPLUS (DEFICIT)(3)	–197	367	564	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–443	–581	–138	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–640	–214	426	—

REVENUE

Own-source revenue

At May 31, 2022, own-source revenue totalled $18.4 billion. This represents an increase of $1.7 billion (10.4%) compared to the same period last year.

  Strong economic activity combined with the easing of public health measures in April and May 2022, compared with the same period last year, has a positive effect on own-source revenue.

Tax revenue increased by $1.4 billion (10.2%) to $14.6 billion, due to:

  a $269-million increase (4.4%) in personal income tax, mainly due to growth in wages and salaries;

  a $424-million increase (25.8%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations;

  a $649-million increase (15.6%) in consumption taxes, due to the increase in household consumption, which was supported by the gradual removal of public health measures, the use of accumulated savings and the good performance of employment.

Other own-source revenue increased by $349 million (12.9%) to $3.1 billion, due to:

  a $290-million increase (32.8%) in duties and permits, mainly due to higher mining revenues resulting from sustained market prices for metals since 2020 and higher revenues from Québec’s cap-and-trade system for greenhouse gas emission allowances (CAT system);

  a $59-million increase (3.2%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services.

Revenue from government enterprises increased by $30 million (4.6%), to $686 million. This increase is attributable in particular to a return to normal operations for Loto-Québec, which experienced a decline in 2021-2022 due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results in April and May 2022.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	April and May
	2021-2022	2022-2023	Change	Change (%)
Income and property taxes
Personal income tax	6 095	6 364	269	4.4
Contributions for health services	1 179	1 182	3	0.3
Corporate taxes	1 643	2 067	424	25.8
School property tax	175	181	6	3.4
Consumption taxes	4 162	4 811	649	15.6
Tax revenue	13 254	14 605	1 351	10.2
Duties and permits	883	1 173	290	32.8
Miscellaneous revenue	1 828	1 887	59	3.2
Other own-source revenue	2 711	3 060	349	12.9
Total own-source revenue excluding revenue from government enterprises	15 965	17 665	1 700	10.6
Revenue from government enterprises	656	686	30	4.6
TOTAL	16 621	18 351	1 730	10.4

Federal transfers

As of March 31, 2022, federal transfers totalled $4.5 billion. This represents an increase of $42 million (0.9%) compared to the same period last year.

  Equalization revenue increased by $92 million (4.2%) to $2.3 billion.

  Revenue from health transfers decreased by $36 million (3.1%) to $1.1 billion.

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	April and May
	2021-2022	2022-2023	Change	Change (%)
Equalization	2 186	2 278	92	4.2
Health transfers	1 171	1 135	–36	–3.1
Transfers for post-secondary education and other social programs	272	255	–17	–6.3
Other programs	868	871	3	0.3
TOTAL	4 497	4 539	42	0.9

EXPENDITURE

As of May 31, 2022, consolidated expenditure totalled $22.5 billion. This represents an increase of $1.2 billion (5.7%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio decreased by $129 million (1.3%) to $9.5 billion. This decrease is primarily due to lower operating expenditure.

Expenditure in the Éducation portfolio increased by $338 million (11.2%) to $3.4 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $106 million (7.1%) to $1.6 billion. This increase is due in particular to increased spending by higher education institutions.

Expenditure in other portfolios increased by $660 million (11.7%) to 6.3 billion, due in particular to:

  a $137-million increase in expenditure in the Affaires municipales et Habitation portfolio, mainly due to grants for the renovation of low-income housing stock;

  a $99-million increase in expenditure in the Famille portfolio, mainly due to the increase in the refundable tax credit for childcare expenses and the family allowance;

  a $99-million increase in expenditure in the Travail, Emploi et Solidarité sociale portfolio, due in part to the increase in grants from the Labour Market Development Fund.

Debt service expenditure increased by $233 million (15.9%) to $1.7 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(2)
(unaudited data, millions of dollars)
	April and May
	2021-2022(4)	2022-2023	Change	Change (%)
Santé et Services sociaux	9 667	9 538	–129	–1.3
Éducation	3 031	3 369	338	11.2
Enseignement supérieur	1 501	1 607	106	7.1
Other portfolios(5)	5 649	6 309	660	11.7
Portfolio expenditures	19 848	20 823	975	4.9
Debt service	1 467	1 700	233	15.9
TOTAL	21 315	22 523	1 208	5.7

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April and May 2022, net financial requirements amount to $646 million and are due to:

  the $367-million surplus resulting from the difference between government revenue and expenditure;

  the $1.8-billion surplus for investments, loans and advances, due primarily to a decrease in short-term investments of $2.1 billion as part of overall cash management, partially offset by an increase in the consolidation value of government enterprises;(6)

  the $79-million surplus related to government capital investments, mainly due to investments of $675 million, offset by amortization expenses of $752 million;(6)

  the $554-million financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $1.1 billion, partially offset by the net cost of plans of $572 million;(6)

  the $1.8-billion financial requirements from other accounts(7), resulting in particular from disbursements for expenditures recorded at the end of 2021-2022;

  the $581-million financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
	April and May
	2021-2022	2022-2023
SURPLUS (DEFICIT)(3)	–197	367
Non-budgetary transactions
Investments, loans and advances	–4 833	1 798
Capital investments	132	79
Retirement plans and other employee future benefits	–534	–554
Other accounts(7)	–375	–1 755
Deposits in the Generations Fund	–443	–581
Total non-budgetary transactions	–6 053	–1 013
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–6 250	–646

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2022 BUDGET

BUDGET FORECAST FOR 2022-2023
(millions of dollars)
				Pre-election
	March 2022			report –
	budget	(8)	Revision	August 2022	(9)	Change (%)	(10)
REVENUE
Income and property taxes
Personal income tax	41 147		2 267	43 414		5.2
Contributions for health services	7 299		485	7 784		5.7
Corporate taxes	10 882		1 043	11 925		–7.8
School property tax	1 178		–130	1 048		–3.1
Consumption taxes	26 706		639	27 345		10.8
Tax revenue	87 212		4 304	91 516		4.8
Duties and permits	5 171		347	5 518		–8.8
Miscellaneous revenue	11 680		–51	11 629		6.7
Other own-source revenue	16 851		296	17 147		1.2
Total own-source revenue excluding
revenue from government enterprises	104 063		4 600	108 663		4.2
Revenue from government enterprises	5 628		579	6 207		4.0
Total own-source revenue	109 691		5 179	114 870		4.2
Federal transfers	28 790		810	29 600		1.6
Total revenue	138 481		5 989	144 470		3.6
EXPENDITURE
Santé et Services sociaux	–55 842		–52	–55 894		–3.2
Éducation	–19 120		–152	–19 272		8.0
Enseignement supérieur	–10 141		–162	–10 303		17.8
Other portfolios(5)	–45 041		1	–45 040		4.4
Portfolio expenditures	–130 144		–365	–130 509		2.4
Debt service	–8 842		–1 347	–10 189		18.2
Total expenditure	–138 986		–1 712	–140 698		3.4
Provision for economic risks and other support and recovery measures	–2 500		500	–2 000		—
SURPLUS (DEFICIT)(3)	–3 005		4 777	1 772		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 445		17	–3 428		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 450		4 794	–1 656		—
Use of the stabilization reserve	—		927	927		—
BUDGETARY BALANCE(11)	–6 450		5 721	–729		—

APPENDIX 2: PORTFOLIO EXPENDITURES

Starting in 2022-2023, government spending will no longer be broken down by mission but rather by portfolio.

The portfolio expenditures presented in the Monthly Report on Financial Transactions correspond to those inccurred in the various sectors of government activity. The expenditure level presented also provides another budget management tool, which contributes to the accountability of public decision-makers for their entire departmental portfolio.

In order to ensure comparability between the budget forecasts, the Monthly Report on Financial Transactions and the public accounts, the following table presents the portfolio expenditures after inter-portfolio eliminations have been allocated.

Inter-portfolio eliminations result from the elimination of reciprocal transactions between entities in different portfolios.

Portfolios tied to the delivery of public services are:

  Santé et Services sociaux, which mainly includes expenditure related to the activities of bodies in the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other governmental organizations related to health, such as Héma-Québec;

  Éducation, which mainly includes expenditure related to the activities of pre-school, elementary and secondary educational institutions. This portfolio also includes programs to promote recreational and sports activities as well as programs related to the status of women;

  Enseignement supérieur, which mainly includes expenditure attributable to the activities of educational institutions at the college and university levels. This portfolio also includes student financial assistance;

  Other portfolios, which include expenditures in all other portfolios, other than the Santé et Services sociaux, Éducation and Enseignement supérieur portfolios. Other portfolios include government funding for the cultural, transportation and childcare sectors, as well as support for individuals, municipalities and businesses.

EXPENDITURES BY DEPARTEMENTAL PORTFOLIO AFTER INTER-PORTFOLIO ELIMINATIONS
(unaudited data, millions of dollars)
	April and May 2022
	Expenditures before		Expenditures after
	distribution of inter-portfolio	Inter-porfolio	distribution of inter-portfolio
	eliminations	eliminations	eliminations
Santé et Services sociaux	9 538	–125	9 413
Éducation	3 369	–121	3 248
Enseignement supérieur	1 607	–30	1 577
Other portfolios	6 309	276	6 585
TOTAL	20 823	—	20 823

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government's significant accounting policies can be found on pages 74 to 77 of Volume 1 of Public Accounts 2020-2021. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Portfolio expenditures after inter-portfolio eliminations have been allocated are presented in Appendix 2.
(3)	Balance as defined in the Public Accounts.
(4)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2022-2023 budgetary structure.
(5)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(6)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(7)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(8)	The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Québec Budget Plan – March 2022.
(9)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Pre-election Report on the State of Québec’s Public Finances – August 2022.

(10)	This is the annual change compared to results in 2021-2022.
(11)	Budgetary balance within the meaning of the Balanced Budget Act.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.